EXHIBIT 12.1

COMMSCOPE, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND DEFICIENCY IN THE COVERAGE OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges:

Income (loss) before income taxes, equity in losses of OFS BrightWave, LLC and net gain on OFS BrightWave, LLC transaction	$55,213	$(21,288)	$(13,989)	$(6,308)	$71,087	$7,345	$20,054
Add: fixed charges (detail below)	11,435	11,581	10,696	12,530	12,158	3,035	2,942
Add: amortization of capitalized interest	—	36	36	36	36	9	9
Less: capitalized interest	(405)	—	—	—	—	—	—

Total earnings as defined	$66,243	$(9,672)	$(3,257)	$6,258	$83,281	$10,389	$23,005

Fixed charges:
Interest expense	$7,637	$8,048	$7,513	$7,309	$5,954	$1,460	$1,413
Capitalized interest	405	—	—	—	—	—	—
Amortization of deferred financing fees	860	1,166	1,083	2,291	2,374	618	572
Estimate of interest within rental expense	2,533	2,367	2,100	2,930	3,830	957	957

Total fixed charges as defined	$11,435	$10,696	$10,696	$12,530	$12,158	$3,035	$2,942

Ratio of earnings to fixed charges	5.79	—	—	—	6.85	3.42	7.82

Deficiency in the coverage of earnings to fixed charges	$—	$(21,252)	$(13,953)	$(6,272)	$—	$—	$—